Exhibit 99.1

Arco Platform Limited announces appointment of new director

São Paulo, Brazil, July 15, 2019 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announces today that it has appointed Edward Ruiz to its Board of Directors and Audit Committee as independent member, effective as of today.

Ari de Sá Cavalcante Neto, Arco’s founder and Chief Executive Officer, said, “We are pleased to welcome Edward as new independent director to the Arco’s board. He joins Arco in an exciting time as we continue to pursue our long-term objective which is to deliver high-quality education at scale and to impact the learning experience of thousands of students. The addition of Edward will help to complement our board of directors’ skills and his experience will certainly provide valuable insights to our strategy.”

Edward Ruiz is an American national with over 48 years of experience in public and private accounting. He has been a Certified Public Accountant in the United States since 1972. Edward retired from Deloitte in 2012, where he was an audit partner and member of Deloitte’s IFRS Specialist Group in Brazil. As Head of the Capital Markets group in Brazil, Edward advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in Brazil, the United States and European Capital Markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo Inc. in the United States. He holds a bachelor’s degree in Business Administration from Pace University, New York City and has taken advanced courses related to an Executive MBA at FIA in Sao Paulo and governance courses at the Harvard Business School. Since his retirement, Edward has gained extensive board-level experience as a member and Audit Committee chair of several publicly traded companies in Brazil. Edward is currently a Board member and Audit Committee chair at Nexa Resources, a mining company listed on the New York Stock Exchange and Toronto Stock Exchange and with mining and smelting operations in Brazil and Peru.

About Arco Platform Limited

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br